

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2003

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ___________



Commission file number 333-40256

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

M/I Schottenstein Homes, Inc.
401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

M/I Homes, Inc.
3 Easton Oval, Suite 500
Columbus, Ohio 43219

Exhibit Index on Page 13.

REQUIRED INFORMATION

The following financial statements and supplemental schedules for the M/I Schottenstein Homes, Inc. 401(k) Profit Sharing Plan are being filed herewith:

The following exhibits are being filed herewith:

M/I Schottenstein Homes, Inc. 401(k) Profit Sharing Plan

Financial Statements As of December 31, 2003 and 2002 and for the Year Ended December 31, 2003, Supplemental Schedule as of December 31, 2003 and Report of Independent Registered Public Accounting Firm

M/I SCHOTTENSTEIN HOMES, INC.
401(k) PROFIT SHARING PLAN

TABLE OF CONTENTS



Deloitte & Touche LLP
155 East Broad Street
18th Floor
Columbus, OH 43215-3611
USA

Tel: 614-221-1000
Fax: 614-229-4647
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustee and Participants
M/I Homes, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of M/I Schottenstein Homes, Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 21, 2004

Member of
Deloitte Touche Tohmatsu

M/I SCHOTTENSTEIN HOMES, INC.
401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
CASH AND CASH EQUIVALENTS	$ 14,858	$ 134,090
INVESTMENTS:		
Collective Investment Trust—		
SEI Stable Asset Fund	4,962,816	4,102,372
Mutual Funds:		
The One Group Equity Index Fund	5,947,211	3,980,806
The One Group Mid-Cap Growth Fund	5,862,447	4,420,277
American Advantage International Equity Fund	2,115,132	1,248,229
Standish Fixed Income Fund	2,692,026	2,541,470
Morgan Stanley Institutional Fund Trust Mid-Cap Value Fund	3,115	715,762
Harbor Capital Appreciation Fund	1,257,113	607,631
J.P. Morgan Mid-Cap Value Fund Select	1,576,100	
Dodge & Cox Common Stock Fund	4,742,859	3,091,952
Total mutual funds	24,196,003	16,606,127
M/I Homes, Inc. common stock	797,557	488,946
Participant loans—interest at 5.75% to 10.50%	861,426	850,428
Total investments	30,817,802	22,047,873
RECEIVABLES:		
Contribution receivable from Plan sponsor	2,050,000	1,800,500
Dividend income receivable	37,228	15,813
Total receivables	2,087,228	1,816,313
NET ASSETS AVAILABLE FOR BENEFITS	$32,919,888	$23,998,276

See notes to financial statements.

M/I SCHOTTENSTEIN HOMES, INC.
401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003

INVESTMENT INCOME:	
Net appreciation in fair value of investments	$ 5,096,353
Interest and dividends	538,286
CONTRIBUTIONS:	
From participants	2,867,410
From Plan sponsor	2,050,000
Net additions	10,552,049
DISTRIBUTIONS TO PARTICIPANTS	(1,641,435)
NET PARTICIPANT LOAN ACTIVITY	10,998
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	8,921,612
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	23,998,276
NET ASSETS AVAILABLE FOR BENEFITS—End of year	$32,919,888

See notes to financial statements.

1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date.

The collective investment trust is recorded in the financial statements based on the contract value of the underlying investment contracts, as reported to the M/I Schottenstein Homes, Inc. 401(k) Profit Sharing Plan (the "Plan") by Wilmington Trust Company (the "Plan Trustee"). Contract value represents contributions made under the contract, plus earnings, less withdrawals. Investments in mutual funds are valued at fair market value, based on quoted market prices. Investments in M/I Homes, Inc. common stock are stated at fair value based on year-end closing prices. Loans to participants are valued at cost plus accrued interest, which approximates fair value.

Administrative costs of the Plan are paid by M/I Homes, Inc. (the "Company"), the Plan sponsor.

At December 31, 2003 and 2002, the Plan had benefits payable to terminated employees of $-0- and $20,666, respectively.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent items at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

The Plan allows participants to invest in a collective investment trust, various mutual funds, and M/I Homes, Inc. common stock. Such investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

2. PLAN DESCRIPTION

General—The Plan is a defined contribution 401(k) plan which became effective October 1, 1988, and whose purpose is to provide retirement income benefits for all eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. All employees employed on October 1, 1988, the Plan's inception date, were eligible to participate in the Plan. Full time Employees hired after October 1, 1988, are eligible to participate after completing one year of service, and part time employees are eligible to participate after one year and 1,000 hours. All participants receive a Summary Plan Description upon becoming eligible for participation in the Plan. Participants should refer to this document and to the Plan text for more complete information.

Loans to Participants—Participants may borrow up to 50% of their account balance, not to exceed $50,000. The loan amounts are collateralized by a percentage of the participant's balance of Plan assets, bear interest at prime plus 1% at the date the loan is initiated, and must be repaid within no more than 5 years, unless the loan is granted for the purpose of acquiring the principal residence of the participant, in which case, it must be repaid within no more than 15 years. Principal and interest are paid ratably through bi-weekly payroll deductions.

Contributions—Funding is provided by the Plan sponsor and participant contributions. The amount of the Plan Sponsor's contribution is discretionary and is determined by the Board of Directors. The Plan sponsor is not required to make a contribution to the Plan and can suspend or terminate the Plan at any time. Plan participants may also make voluntary pre-tax contributions to the Plan. For 2003, these voluntary contributions cannot exceed $12,000 per participant ($14,000 for participants 50 years of age or older), as provided in Internal Revenue Code Section 402(g). Total contributions to a participant's account cannot exceed the lesser of $40,000 or 100% of the participant's compensation for the year as provided in Internal Revenue Code Section 415(c).

Tax Status—The Plan obtained its latest determination letter dated July 3, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Participant Accounts—Individual account balances are maintained for each participant. Each participant's contributions, along with their share of the Plan sponsor's contribution, are currently invested in The One Group Equity Index Fund, The One Group Mid-Cap Growth Fund, American Advantage International Equity Fund, Standish Fixed Income Fund, Morgan Stanley Institutional Fund Trust Mid-Cap Value Fund, SEI Stable Asset Fund, Harbor Capital Appreciation Fund, J.P. Morgan Mid-Cap Value Fund Select, Dodge & Cox Common Stock Fund, M/I Homes, Inc. common stock, or any combination of the options as directed by the participant. Participants may change investment elections on a daily basis and are permitted to invest a maximum of 25% of their fund allocation in M/I Homes, Inc.'s common stock.

Participant account balances are adjusted daily for income, realized and unrealized gains and losses and employer contributions. Employer contributions are allocated to participants pro-rata based on eligible compensation.

Vesting—Contributions made by both the Plan sponsor and Plan participants are 100% vested immediately.

Payment of Benefits—A Plan participant becomes eligible to receive benefits when the participant becomes totally and permanently disabled, dies, or terminates employment. Benefit payments are paid in lump sum amounts.

Plan Termination—Although the Company has not indicated any intent to do so, it has the right to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of termination, the net assets of the trust would be distributed in a form of payment as determined by the Plan Trustee.

3. INVESTMENTS

The Plan's investments which exceeded 5% of net assets available for benefits as of December 31, 2003 and 2002 are as follows:

	2003	2002
SEI Stable Asset Fund	$4,962,816	$4,102,372
The One Group Equity Mutual Funds:		
Equity Index Fund	5,947,211	3,980,806
Mid Cap Growth Fund	5,862,447	4,420,277
American Advantage International Equity Fund	2,115,132	1,248,229
Standish Fixed Income Fund	2,692,026	2,541,470
Dodge & Cox Common Stock Fund	4,742,859	3,091,952

4. NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

During 2003, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated in value as follows:

Mutual Funds	$4,805,930
M/I Homes, Inc. common stock	290,423
Total	$5,096,353

5. INVESTMENT CONTRACT VALUATION

The Plan has invested in a collective investment trust with Wilmington Trust Company which invests primarily in a diversified portfolio of insurance companies and other investment contracts. Wilmington Trust Company maintains the contributions in a pooled account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals. The crediting interest rate was 3.82% and 5.44% at December 31, 2003 and 2002, respectively. The average yield was 4.58% for 2003.

* * * * * *

SUPPLEMENTAL SCHEDULE

M/I SCHOTTENSTEIN HOMES, INC.
401(k) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2003

Description	Number of Shares/ Face Value	Market
Collective Investment Trust—		
SEI Stable Asset Fund	4,962,816	$ 4,962,816
Mutual Funds:		
The One Group Equity Index Fund	234,142	5,947,211
The One Group Mid-Cap Growth Fund	275,232	5,862,447
American Advantage International Equity Fund	127,803	2,115,132
Standish Fixed Income Fund	134,132	2,692,026
Morgan Stanley Institutional Fund Trust Mid-Cap Value Fund	152	3,115
Harbor Capital Appreciation Fund	47,763	1,257,113
J.P. Morgan Mid-Cap Value Fund Select	84,283	1,576,100
Dodge & Cox Common Stock Fund	41,684	4,742,859
Total Mutual Funds		24,196,003
M/I Homes, Inc. common stock	20,424	797,557
Participant loans, interest at 5.75% to 10.50%, maturing through 2016	$ 861,426	861,426
TOTAL		$30,817,802

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

M/I SCHOTTENSTEIN HOMES , INC.
401(K) PROFIT SHARING PLAN

Date: June 24, 2004

By: 
Phillip G. Creek, Plan Administrator

M/I SCHOTTENSTEIN HOMES, INC.
401(K) PROFIT SHARING PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2003

INDEX TO EXHIBITS



Deloitte & Touche LLP
155 East Broad Street
18th Floor
Columbus, OH 43215-3611
USA

Tel: 614-221-1000
Fax: 614-229-4647
www.deloitte.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S CONSENT

We consent to the incorporation by reference in this Registration Statement No. 333-40256 of M/I Homes, Inc. on Form S-8 of our report dated June 21, 2004, appearing in this Annual Report on Form 11-K of M/I Schottenstein Homes, Inc. 401(k) Profit Sharing Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

Columbus, Ohio
June 24, 2004

Member of
Deloitte Touche Tohmatsu